Exhibit 21.1

Subsidiaries of Registrant

1.	Dorchester Minerals Oklahoma LP, an Oklahoma limited partnership
2.	Dorchester Minerals Oklahoma GP, Inc., an Oklahoma corporation
3.	Maecenas Minerals LLP, a Texas limited liability partnership
4.	Dorchester-Maecenas GP LLC, a Texas limited liability company
5.	The Buffalo Co., A Limited Partnership, an Oklahoma limited partnership
6.	DMLPTBC GP LLC, a Delaware limited liability company